[AquaBounty Technologies, Inc. Letterhead]

December 29, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams

Re:	AquaBounty Technologies, Inc.
Registration Statement on Form 10
File No. 001-36426

Ladies and Gentlemen:

AquaBounty Technologies, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of its Registration Statement on Form 10 (Registration No. 001-36426) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on December 30, 2016 at 2:00 p.m. (Washington Time), or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on December 28, 2016, the board of directors of Intrexon Corporation, a Delaware corporation (“Intrexon”), took several actions in connection with the distribution of the Registrant’s shares of common stock to Intrexon shareholders, including setting a record date of January 9, 2017 and a distribution date of January 18, 2017. Intrexon and the Registrant wish to commence the process of printing and mailing the information statement relating to the distribution as soon as possible following the record date.

Please notify Brad Brasser of Jones Day at (312) 269-4252 at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

/s/ Ronald L. Stotish
Ronald L. Stotish Chief Executive Officer